                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO. 4) /1/

                               PHOTRONICS, INC.
                               (Name of Issuer)

                     COMMON STOCK par value $.01 per share
                     -------------------------------------
                        (Title of Class of Securities)

                                  719 405102
                             --------------------
                                (CUSIP Number)

                           Nicholas C. Unkovic, Esq.
                                GRAHAM & JAMES
                              One Maritime Plaza
                            San Francisco, CA 94111
                                (415) 954-0200

                               ________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                March 26, 1999
            (Date of Event Which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_____________________________
/1./ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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                             CUSIP NO. 719 405102
                                      ------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Toppan Printing Co., Ltd

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,180,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,180,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,180,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,180,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                       2
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     This Amendment No. 4 (the "Amendment") corrects Amendment 3 to a statement on Schedule 13D dated September 30, 1993, filed by Toppan Printing Co., Ltd., a Japanese corporation ("Toppan") relating to shares of Common Stock, $0.01 par value per share (the "Stock") of Photronics, Inc., a Connecticut corporation (the "Issuer").

Item 1.   Security and Issuer
          -------------------

          The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share, of the Issuer.

          The Issuer and the address of its principal executive offices are:

          Photronics, Inc.
          P.O. Box 5226
          15 Secor Road
          Brookfield, Connecticut 06804

Item 2.   Identity and Background
          -----------------------

          (a)-(c)

          and (f) Toppan is a corporation organized and existing under the laws of Japan. The principal business address of Toppan is 1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101, Japan. Toppan is engaged in numerous aspects of the printing industry, including the development, manufacture and marketing of photomask printing operations.

                    Set forth below is information concerning the name, business address, and present principal occupation or employment of all of the present executive officers and directors of Toppan. Each such person is a Japanese citizen.

                                       3
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                                               Present Principal Occupation
Name and Business Address                              or Employment
---------------------------------------------  ---------------------------------
Hiromichi Fujita                               President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Kenji Ejima                                    Executive Vice President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101,-0024, Japan

Naoki Adachi                                   Executive Vice President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Shinpei Hasegawa                               Senior Managing Director
11-1, Shimura 1-chome                          General Mgr./Info. & Publns. Div.
Itabashi-ku,
Tokyo 174-8558, Japan

Hiroshi Kidokoro                               Sr. Managing Director
22-61, Ebie 3-chome                            Kansai Rep.
Fukushima-ku, Oosaka-shi
Oosaka, 553-0001 Japan

Mikio Nakano                                   Senior Managing Director,
Acropolis Tokyo Building                       General Manager of Packaging Div.
6-29, Shin Ogawa-machi
Shinjuku-ku,
Tokyo 162-8531, Japan

Tsuneyasu Kuromitsu                            Senior Managing Director,
1, Kanda Isumi-cho, Chiyoda-ku                 Gen. Mgr. of Human Resources
Tokyo 101-0024, Japan                          Management Div.

Tadao Masuda                                   Senior Managing Director,
2-7, Yaesu 2-chome                             Gen. Mgr. Of Electronics Div.
Chuo-ku, Tokyo 104-0028, Japan

Masaharu Mitani                                Managing Director,
19 Nominami-cho, Nishi-ku                      Gen. Mgr. Of Chubu Area
Nagoya-shi, Aichi 452-8571

                                       4
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Tohru Shimabukuro                              Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                 Gen. Mgr. Of Mfg., Tech &
Tokyo 101-0024, Japan                          Research Div.

Tetsuro Minami                                 Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                 Gen. Mgr. Of International Div.
Tokyo 101-0024, Japan

Masao Tsuchiya                                 Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                 Gen. Mgr. Of Business
Tokyo 101-0024, Japan                          Innovation Div.

Katsuo Amemiya                                 Managing Director,
11-1, Shimura 1-chome                          Vice Gen. Mgr. Of Info & Publns.
Itabashi-ku,                                   Div.
Tokyo 174-8558, Japan

Yukio Tagawa                                   Managing Director,
2-7, Yaesu 2-chome                             Vice Gen. Mgr. Of Electronics
Chuo-ku, Tokyo 104-0028, Japan                 Div.

Yukio Oba                                      Managing Director
5-1, Taito 1-chome                             Gen. Mgr. Of TIC Business
Taito-ku, Tokyo 110-8560, Japan                Promotion Div.

Saburo Umeda                                   Managing Director,
22-61, Ebie 3-chome                            Gen. Mgr. Of Kansai Area,
Fukushima-ku, Oosaka-shi                       Packaging Div.
Oosaka 553-0001, Japan

Shuji Higashida                                Managing Director,
5-1, Taito 1-chome                             Gen. Mgr. Of Multimedia Div.
Taito-ku, Tokyo 110-8560, Japan

Koichi Miyazaki                                Managing Director,
17-28 Yakuin 1-chome, Chuo-ku                  Gen. Mgr. Of Nishi-Nippon Area
Fukuoka-shi, Fukuoka 810-0022, Japan

Sawako Noma                                    Director,
2-12-21, Otowa, Bunkyo-ku                      President of Kodansha Ltd.
Tokyo 112-0013, Japan

Hiromicho Kono                                 Director,
5-1, Taito 1-chome                             Gen. Mgr. Of Securities
Taito-ku, Tokyo 110-8560, Japan                Printing Div.

                                       5
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Tatsuo Yamamoto                                Director,
5-1, Taito 1-chome                             Gen. Mgr. Of Commercial
Taito-ku, Tokyo 110-8560, Japan                Printing Div.

Takeshi Toyama                                 Director,
1, Kanda Izumi-cho, Chiyoda-ku                 Gen. Mgr. Of Corp. Planning Div.
Tokyo 101-0024, Japan

Hiroshi Kukimoto                               Director,
4-2-1, Takanodai-minami                        Gen. Mgr. Of Tech. Resch. Inst.
Sugito-cho, Kitakasushika-gun
Saitama 345-8508, Japan

Masayasu Ishida                                Director,
1, Kanda Izumi-cho, Chiyoda-ku                 Gen. Mgr. Of Legal Div.
Tokyo 101-0024, Japan

Akihiro Nagata                                 Director,
1, Kanda Izumi-cho, Chiyoda-ku                 Gen. Mgr. Of Fin. & Acctg. Div.
Tokyo 101-0024, Japan

Yoshio Sakamura                                Director,
3-3, Akasi-Toori, Izumi-ku                     Gen. Mgr. Of Tohoku Area
Sendai-sshi, Miyagi 981-2196, Japan

Hideaki Kawai                                  Director,
2-7, Taesu 2-chome                             Vice Gen. Mgr. Of  Electronics
Chuo-ku, Tokyo 104-0028 Japan                  Div.

Takashi Owaki                                  Director,
22-61, Ebie 3-chome                            Gen. Mgr. Of Kansai Area,
Fukushima-ku, Oosaka-shi                       Commercial Printing Div.
Oosaka 553-0001, Japan

Yukio Natori                                   Director,
1, Kanda Izumi-cho, Chiyoda-ku                 Gen. Mgr. Of Purchasing Div.
Tokyo 101-0024, Japan

Hiroshi Inoue                                  Director,
17-28, Yakuin 1-chome, Chuo-ku                 Gen. Mgr. Of Kyuchuu Div.,
Fukuoka-shi, Fukuoka 810-0022, Japan           Nishi-Nippon Area

                                       6
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Yoshiaki Tsuneda                               Director,
Acropolis Tokyo Building                       General Manager of Tokyo Area,
6-29, Shin Ogawa-machi                         Packaging Div.
Sinjuku-ku, Tokyo 162-8531, Japan

Toshihiko Akiyama                              Director,
11-1, Shimura 1-chome                          Vice Gen. Mgr. Of Info. &
Itabashi-ku, Tokyo 174-8558, Japan             Publns. Div.

Seisaku Okumura                                Standing Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Hideo Yuasa                                    Standing Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Jiro Kawake                                    Statutory Auditor,
1, Kanda Izumi-cho, Chiyoda-ku                 Advisor of Oji Paper Ltd.
Tokyo 101-0024, Japan

Kohken Tsuchiya                                Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan


               (d)-(e) During the last five years, neither Toppan, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

               No change.

Item 4.        Purpose of Transaction.
               ----------------------

               Toppan acquired the Issuer's Stock for investment purposes and to develop a relationship of mutual cooperation between Toppan and the Issuer.

                                       7
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               Toppan sold 500,000 shares on 9/25/98, sold 250,000 shares on
               12/22/98, and sold 250,000 shares on 3/26/99, for a total of (one million) 1,000,000 shares of the Stock back to the Issuer, as more fully described under Item 6 below.

               (a) - (j)    Not applicable.

               Except as set forth above, Toppan has no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (e) through (j) of Item 4 of Schedule 13D, although Toppan may, depending upon the factors set forth above, and other considerations, determine to pursue one or more such transactions.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

               (a) - (b) Toppan owns 2,180,000 shares of Common Stock, $.01 par value per share of the Issuer, which constitutes approximately 9.17% of the issued and outstanding common stock of the Issuer. To the best knowledge of Toppan, none of the directors or executive officers of Toppan listed in Item 2 beneficially own any Common Stock of the Issuer. Toppan has sole power to vote and dispose of all 2,180,000 shares owned by it.

               (c) Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
                         Schedule 13D: See Item 6 below.

               (d) - (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

               Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated September 13, 1993, by and among the Issuer and Toppan, a copy of which was filed as an exhibit to the
               Schedule 13D filing for the Issuer dated September 30, 1993 [the "Original Schedule 13D"] (CUSIP No. 719 405102) and incorporated thereto by reference, Toppan was subject to certain "Standstill Provisions" and provisions restricting the sale of stock by Toppan. Such provisions terminated on Oct. 1, 1998.

               Toppan and the Issuer agreed upon a sale back to the Issuer of a total of 1,000,000 (one million) shares of the Stock held by Toppan. Pursuant to a letter agreement dated September 22, 1998, from the Issuer to Toppan (the

                                       8
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               "Agreement"), the terms and schedule of this sale agreement have been consummated as follows:

               a) On September 25, 1998, under the Agreement, the Issuer
                  purchased 500,000 shares at a price of $13.50 per share;

               b) On December 22, 1998, the Issuer purchased 250,000 shares at a price of $13.70 per share;

               c) On March 26, 1999, the Issuer purchased 250,000 shares at a price of $13.90 per share.

               d) All of the shares sold to the Issuer by Toppan have been delivered against payment free and clear of all liens, claims and encumbrances.

Item 7.        Material to be Filed as Exhibits
               --------------------------------

               Letter from the Issuer to Toppan dated September 22, 1998 containing the terms of the Agreement.



                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1999


                                  TOPPAN PRINTING CO., LTD.

                                  By: /s/ Akihiro Nagata
                                     -------------------------------------------

                                  Name: Akihiro Nagata
                                       -----------------------------------------

                                  Title: Director, Finance & Accounting Division
                                        ----------------------------------------

                                       9